UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 21, 2008

JONES LANG LASALLE INCORPORATED
(Exact name of registrant as specified in its charter)

Maryland	**001-13145**	**36-4150422**
(State or other juris- diction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 East Randolph Drive, Chicago, IL	**60601**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(312) 782-5800**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.   Regulation FD Disclosure

Additional information of the registrant it attached as Exhibit 99.1 to this report and is incorporated herein by reference. The registrant undertakes no obligation to update this information, including any forward-looking statements, to reflect subsequently occurring events or circumstances.

NOTE: The information in this report (including the exhibit) is furnished pursuant to Item 7 and shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section. This information will not be deemed an admission as to the materiality of any information contained herein that is required to be disclosed solely by Regulation FD.

Item 9.01.   Financial Statements and Exhibits

    (d)   Exhibits

    The following exhibit is included with this Report:

    99.1.   Jones Lang LaSalle March 2008 Investor Relations Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 21, 2008   **JONES LANG LASALLE INCORPORATED**

                                          By: /s/ Joseph J. Romenesko
                                                  Name: Joseph J. Romenesko
                                                  Title: Treasurer

EXHIBIT INDEX

Exhibit 99.1   Jones Lang LaSalle March 2008 Investor Relations Presentation



Investor Presentation

March 2008



Forward Looking Statements

Statements in this presentation regarding, among other things, future financial results and performance, achievements, plans and objectives, dividend payments and share repurchases may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance, achievements, plans and objectives of Jones Lang LaSalle to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed under "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures about Market Risk," and elsewhere in Jones Lang LaSalle's Annual Report on Form 10-K for the year ended December 31, 2006 and in the Quarterly Reports on Form 10-Q for the quarters ended September 30, 2007, June 30, 2007, and March 31, 2007 and in other reports filed with the Securities and Exchange Commission. There can be no assurance that future dividends will be declared since the actual declaration of future dividends, and the establishment of record and payment dates, remains subject to final determination by the Company's Board of Directors. Statements speak only as of the date of this presentation. Jones Lang LaSalle expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in Jones Lang LaSalle's expectations or results, or any change in events.

Our Vision – Global and Diversified Growth

The chosen real estate expert and strategic adviser to the leading occupiers and investors around the world

Jones Lang LaSalle's Leading Market Position:

Consolidating Industry

- Strong balance sheet
- Desired global platform
- Disciplined acquirer

Diversity In Uncertain Environment

- Global platform breadth
- Multiple growing service lines
- Increasing market share
- Investment management business

Brand of Choice








JONES LANG LASALLE

Growth Strategies Delivering Performance



($ Millions)
$3,000
$2,000
$1,000
$0
$350
$300
$250
$200
$150
$100
$50
$0
$1,390.6
$103.3
$2,013.6
$175.3
$2,652.1
$256.5
2005
2006 (1)
2007

EPS = $3.12 | EPS = $5.24 | EPS = $7.64

Revenue — Net Income

(1) Includes incentive fee from single client of $112.5 million or $1.01 per share

G1 

Local and Regional Service Operations

Execution

G2 

Global Corporate Solutions

Counter Cyclical

G3 

Global Capital Markets

Global Diversity

G4 

LaSalle Investment Management

Annuity

G5 

World Standard Business Operations

Operating Leverage

Global Diversified Revenue

Total 2007 Revenue = $2.7 billion[1]



LaSalle Investment Management 14%[1]

Americas 29%

EMEA 34%

Asia Pacific 23%

Operating Income Margin			
	2005	2006	2007
LaSalle Investment Mgmt[1]	24.9%	32.4%	30.2%
Americas	11.6%	10.5%	10.5%
EMEA	5.0%	6.5%	9.9%
Asia Pacific	7.3%	5.5%	11.7%

Global Revenue Incorporating LaSalle Investment Management



Americas 34%

EMEA 40%

Asia Pacific 26%

[1] Equity earnings are an integral part of this business and are therefore included in the Geographic Spread and Operating Income Margin. Equity earnings are not included in the Total Revenue

JONES LANG LASALLE

Diversified Revenue by Service

Business Unit Spread

<u>Total 2007 Revenue = $2.7 billion</u>



Money Management
14%
Capital Markets
22%
Occupier Services
28%
Investor Services
36%
Facility Mgmt.
5%
Project and Development Services
15%
Tenant Representation
8%
Agency Leasing
13%
Property Management
9%
Valuations and Consulting (1)
14%

(1) Includes a significant advisory fee from one large portfolio sale

Jones Lang LaSalle

Diversified Global Footprint

2008 Financial Focus to Meet Environment

Americas	EMEA	Asia Pacific	LaSalle Investment Management
• Leverage investments & acquisitions for margin enhancement	• Leverage and strengthen new markets	• Increase margins and profits with leverage from expanded footprint and investments	• Continue investor performance focus to grow AUM, advisory and incentive fees
• Maximize leadership in countercyclical positions; corporates and public institutions	• Maximize acquisition performance and synergies	• Maximize India acquisition in first full year of operations	• Annuity fee growth while investing in favorable acquisition market
• Continue market share pursuit - targeted markets and added service lines	• Capitalize on Pan-European and Global Capital Markets strength	• Capitalize on growing investor interest leveraging strong capital markets capabilities	• Further grow separate accounts and public securities
• Selectively hire and strategically acquire	• Continue to lead consolidation with strategic acquisitions		• Earn acquisition fees from open-end funds

JONES LANG LASALLE®

Strategic Investments and Acquisitions Expand Footprint

Strengthen Market Position and Diversify Globally

Jones Lang LaSalle's Investment and Acquisition Strategy:

New geographies provide immediate scale	Strengthen presence and capture market share	New service lines enhance product offerings
▪ Dubai – RSP Group	▪ India – Trammell Crow Meghraj	▪ PDS – KHK Group
▪ Finland – new Helsinki office	▪ Netherlands – Troostwijk Makelaars	▪ Industrial Services – Klatskin Associates
▪ Turkey – new Istanbul office	▪ Australia – NSC Corporate	▪ Sustainability Solutions – Upstream

Completed 13 acquisitions during 2007
2008 revenue contribution of over $150 million

JONES LANG
LASALLE

Integrated Sustainability Services and Best Practices

Reduce Clients' Carbon Footprint

Sustainability Strategy

- Commercial buildings are major producers of greenhouse gas
- Energy & Environmental Services that create competitive advantage

Benefits to Clients

- Recurring, meaningful cost savings
- Assist clients in achieving sustainability pledges

Service Line Collaboration

- Energy management, occupancy planning

Jones Lang LaSalle Global Sustainability Commitment:

- ***Lead the transformation of the property industry by reducing the environmental impact of commercial real estate***
- ***Increase our investment in energy and sustainability expertise***
- ***Reduce our carbon footprint through our ACT: A Cleaner Tomorrow initiative, which focuses on energy conservation, water conservation, emissions reduction, solid waste reduction, recycling and recycled materials use***







ENERGY STAR AWARD 2007
PARTNER OF THE YEAR

UK GREEN BUILDING COUNCIL
Founding Member

ALLIANCE TO SAVE ENERGY
Creating an Energy-Efficient World

G1 Local and Regional Services

Global Clock Showing Healthy Real Estate Fundamentals



Asia-Pacific
EMEA
Americas
Hong Kong
Tokyo
Moscow, Washington DC, Shanghai
London, Rome, Toronto
Frankfurt, Brussels, Madrid, Singapore
Atlanta ,Mumbai, Paris
Boston, Dublin, New York, San Francisco, Stockholm
Amsterdam, Chicago, Mexico City, Sao Paulo, Sydney
Los Angeles, Philadelphia
Berlin, Edinburgh, Seoul
Dallas
Milan
Detroit
Beijing
Rental growth slowing
Rents falling
Rental growth accelerating
Rents bottoming out

Source: Jones Lang LaSalle; LaSalle Investment Management

As of Q4 2007

Jones Lang LaSalle®

G2 Global Corporate Solutions

A Leading Provider In A Growing Space

Leveraging our unique global position and multi-service capabilities:

- Capitalize on leading position and capabilities to capture increased share
  - Size of outsourcing market indicates significant growth potential
  - Corporate clients seeking cost saves in non-core disciplines

- Continue renewing and expanding existing corporate relationships
  - Global platform attracts clients with needs in multiple and emerging markets
  - Converting single service relationships to multi-service relationships
  - Shared success in cost reduction with KPIs

- 7 year RFP win rate remains above 60%

Key 2007 Wins:

JONES LANG LASALLE

G3 Global Capital Markets

Activity Levels Moderating; Cross Border Capital Flows Remain Strong

	Direct Commercial Property Transactions[1]	Cross Border
2007	**$759 billion** (+9%)	**$353 billion** (+18%)
2006	**$700 billion** (+41%)	**$299 billion** (+80%)
2005	**$495 billion** (+26%)	**$166 billion** (+41%)
2004	**$393 billion** (+11%)	**$118 billion** (+32%)
2003	**$354 billion**	**$90 billion**

Market Transaction Activity Reflects Debt Market Impact



AMERICAS

- Volumes up 10% over 2006
- H2 2007 activity down 17.5% vs H1 2007



EUROPE

- Volumes down 6% from 2006 in local currency
- Cross border represented 63% of Europe volume



ASIA PACIFIC

- Volumes up 27% over 2006
- Cross border represented 47% of transactions up from 32% in 2006

[1]Excludes entity level and residential transactions
Source: JLL; Property Data (UK); KTI (Finland); Akershus Eiendom (Norway); Athens Economics (Greece); Wuest and Partners (Switzerland); Real Capital Analytics (USA)

G3 Global Capital Markets

2007 Global Capital Markets Performance

EMEA

$45.2 billion

(2006: $44.4 billion)
(2005: $23.4 billion)

Americas

$13.1 billion

(2006: $11.8 billion)
(2005: $7.8 billion)

$81.8 billion

(2006: $70.9 billion)
(2005: $45.1 billion)

Asia Pacific

$9.6 billion

(2006: $5.3 billion)
(2005: $5.4 billion)

Hotels

$13.9 billion [1]

(2006: $9.4 billion)
(2005: $8.5 billion)

[1]Includes a significant advisory fee from one large portfolio sale

JONES LANG LASALLE

G4 LaSalle Investment Management

Delivering Annuity Revenue and Incentive Fees



($ Millions)

Includes $112.5m incentive fee from a single client

$202.7
$384.3
$370.8

40% growth
32% growth

$147.5
$206.7
$272.9

$50.2
$124.4
$112.0

Incentive Fees
Equity Earnings
Advisory and Transaction Fees
Operating Income

2005
AUM = $29.8B

2006
AUM = $40.6B

2007
AUM = $49.7B

G4 LaSalle Investment Management

A Global Business and Differentiator for Our Firm

Description	2007 Statistics	Typical Fee Structure
Separate Account Management (Firm's co-investment = $34.9MM)	• $26.3 billion of assets under management *(7% growth over 2006)*	• Advisory fees • Transaction fees • Incentive fees • Equity earnings
Fund Management (Firm's co-investment = $112.4MM)	• $12.8 billion of assets under management *(58% growth over 2006)*	• Advisory fees • Incentive fees • Equity earnings
Public Securities (Firm's co-investment = $0.1MM)	• $10.6 billion of assets under management *(33% growth over 2006)*	• Advisory fees

Product	Assets Under Management	%
European Private Equity	$18.3	36.8%
North American Private Equity	$14.6	29.4%
Asia Pacific Private Equity	$6.2	12.4%
Total Private Equity	**$39.1**	**78.6%**
Total Public Securities	**$10.6**	**21.4%**
Total	**$49.7**	**100%**

Assets Under Management = $49.7 billion
22% Growth over 2006

G4 LaSalle Investment Management

Funds Driving AUM Growth, Advisory Fees and Potential Incentive Fees

Vintage Year	Investment Style	Number of Funds	Region	Original Buying Power ($MM)	Percentage Committed
2001	Value-Add	1	Europe	$1,000	100%
2002	Value-Add Opportunistic	2	Americas Asia Pacific	$1,700	100%
2003	Value-Add	1	Americas	$300	100%
2004	Value-Add Opportunistic	2	Asia Pacific Europe	$1,750	100%
2005	Value-Add (3) Opportunistic (2)	5	Americas (2) Asia Pacific Europe (2)	$5,800	71%
2006	Value-Add	3	Americas Europe (2)	$4,400	30%
2007	Value-Add (2) Opportunistic (2)	4	Americas (2) Asia Pacific (2)	$17,900	2%
Total		**18**		**$32,850**	

Note: Vintage Year represents the year in which the fund made its first capital call from investors. Original Buying Power represents the capital commitment plus target leverage at inception of fund. Percentage Committed includes amounts invested plus amounts committed to development projects

Our Global Client Roster Is Impressive and Growing

A Few Examples…











































Bank of America | Deutsche Bank | GM | Scottish Widows

Microsoft | P&G | CalPERS | Motorola | 3M | Department of the Army, United States of America

Pfizer | Sun microsystems | Deka Immobilien Investment | Whirlpool Home Appliances Just Imagine | Merrill Lynch

Cisco | adidas | HSBC | TIAA CREF | Hermes

Jones Lang LaSalle®

The Leading Real Estate Services Brand

- Dominant Global Platform
  - Approximately 170 offices in over 60 countries worldwide
  - Research-driven global money management business
  - Client demands for global expertise satisfied by few providers

- Superior Financial Performance & Position
  - Diversified revenues by region and by service line
  - Strong cash flow generator with investment-grade ratings
  - Strong global market positions benefiting from strategic investments and acquisitions

- Perform for Short and Long Term Horizon
  - Positioned to capitalize on continued industry consolidation
  - Premier and expanding position in the corporate outsourcing space
  - Expand share in local markets
  - Leading global investment management business; deploying capital raised in more favorably priced market

JONES LANG LASALLE®



Appendix 1

Superior Cash Flow

Jones Lang LaSalle

Superior Cash Flow

$ MM	Actual 2007	2006	2005
Operating Income	**$342**	**$244**	**$132**
Plus: Depreciation and Amortization	56	49	34
Plus: Equity Earnings and Other	15	9	11
EBITDA	$413	$302	$177
Less: Interest Expense	(13)	(14)	(4)
Less: Income Taxes	(88)	(64)	(36)
Plus: Working capital & non-cash expenses	97	154	(16)
Net Cash from Operations	**$409**	**$378**	**$121**
<u>Primary Uses of Cash</u>			
Acquisition	134	192	5
Co-Investment	17	44	16
E-commerce Disposition	(6)	--	--
Capital Expenses	114	70	40
Net Debt Repayment	31	18	13
Net Share Repurchase [1]	90	33	38
Dividend	29	21	9
Total	**$409**	**$378**	**$121**

Explanation of EBITDA

- EBITDA represents earnings before interest expense, income taxes, depreciation and amortization
- Management believes that EBITDA is useful to investors as a measure of operating performance
- EBITDA should not be considered an alternative to (i) net income (loss) (determined in accordance with GAAP) or (ii) cash flows (determined in accordance with GAAP)

(1) Net Share Repurchase in 2007 includes $96 million of repurchases under our program plus repurchases for taxes less cash inflows from shares issued under share programs and related tax benefits.

JONES LANG LASALLE



Appendix 2

LaSalle Investment Management
Fund and Separate Account Information

LaSalle Investment Management

Incentive Fee Potential in Funds and Separate Accounts

Funds average lives typically vary by investment style

- Core Fund – 7-10 year typical life

- Value-Add Fund – 5-7 year typical life

- Opportunistic Fund – 3-5 year typical life

Funds typically have targeted return hurdles above which incentive fees can be earned; incentive fees begin during fund liquidation as assets are sold and as investor hurdles are met

- Value-Add Fund – target return of 12%-14%

- Opportunistic Fund – target return of greater than 16%

- Incentive fees generally include sharing of investment proceeds above an agreed benchmark (at or below target return)
  - Firm's share varies from 10% on Core Funds to 30% on Opportunistic Funds

Separate Accounts (portfolios managed for a single client) calculated at client agreed benchmark at predetermined measurement periods